

February 12, 2024

Bryan Hughes
Chief Financial Officer
Winnebago Industries, Inc.
13200 Pioneer Trail
Eden Prairie, MN 55347

> **Re: Winnebago Industries, Inc.**
> **Form 10-K for Fiscal Year Ended August 26, 2023**
> **Forms 8-K filed October 18, 2023 and December 20, 2023**
> **File No. 001-06403**

Dear Bryan Hughes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Forms 8-K filed on October 18, 2023 and December 20, 2023

Exhibit 99.1
Non-GAAP Reconciliation, page 12

1.  We note you present a non-GAAP financial measure you identify as Adjusted diluted income per share. We also note this non-GAAP financial measure includes an adjustment that represents the dilution of your convertible notes, which is economically offset by a call spread overlay that was put in place upon issuance, since as a result of your adoption of ASU 2020-06, the convertible notes are now assumed to be converted into common stock at the beginning of the reporting period, and interest expense is excluded, both of which impact the calculation of GAAP diluted earnings per share. It is not clear to us why you believe this adjustment is appropriate since it appears this adjustment essentially results in a measure that disregards your required adoption of ASU 2020-06 and the related requirements. Please more fully explain to us how you determined this adjustment is appropriate and specifically address how you considered Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations

on Non-GAAP Financial Measures in making your determination.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing